Mail Stop 4561

October 13, 2009

Via U.S. mail and facsimile
John P. Daglis
President, Chief Executive Officer
Axiologix Education Corporation
501 Scarborough Dr., Suite 308E
Egg Harbor Township, NJ 08234

> Re: **Axiologix Education Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 22, 2009**
> **File No. 333-161321**

Dear Mr. Daglis:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 10, 2009.

General

1.   In response to our prior comment 1 you disclose that the valuation data was posted on the website approximately 2 years ago, and you acknowledge that these projections could be considered "offers" under the Securities Act. It appears that these projections were not removed from your website until sometime after receipt of our prior comment letter, which was sent 28 days after you filed the initial registration statement. However, we are unable to find any disclosure in your amended filing regarding these "offers." Please advise or revise.

2.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Prospectus Cover Page

Description of Business, page 16

3.   Please see prior comment 10. We note your disclosure that you intend to enter into exclusive resellerships with education Software companies. You then discuss potential resellerships with Edumedia Software Solutions Corporation for their E*pad product, Seacliff Educational Solutions for their eBoard® and Curricuplan products, and Contour Data for their Student Tracker software. Presently, you only disclose a verbal authorization from Edumedia to begin representing that you are the exclusive reseller of E*pad. Disclose the status of negotiations with Seacliff and Contour Data for the exclusive resellerships for their aforementioned products. Please also tell us what thought you have given to providing the risks presented by the failure to finalize any one of these three exclusive resellerships in a prominently placed risk factor. Also confirm that once finalized, you will file these resellerships as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Products, page 17

4.   Please make clear that you need to finalize your resellerships with not only Edumedia, but also with Seacliff and Contour Data, in order to begin selling the products you discuss in this section.

Executive Compensation, page 27

5.   Please see prior comment 16. We note your new footnote; however, this disclosure does not answer our initial question. Please revise.

Financial Statements

Note 4 – Related Party Transactions, page F-8

6.   Your response to prior comment 19 indicates that with respect to paragraph 16 of FIN 46R, the Company believes that Edumedia is not considered a business due to the fact that it is still in the development stage. However, paragraph 16 refers to variable interests in the same entity held by related parties. Therefore, please explain in greater detail how you analyzed this arrangement pursuant to the guidance in FIN 46R and specifically address how you considered the variable interests in Edumedia held by both the company and your President and CEO, John Daglis. We refer you to paragraphs 16 and 17 of FIN 46R.

Note 7 – Stockholders' Equity

7.   We note from your response to prior comment 21 that you did not consider the issuance of shares on May 4, 2009 when valuing the 8,740,000 shares issued to the Company's founders. The fact that these are founders' shares does not preclude you from appropriately valuing such issuance. Therefore, tell us how you determined the value of the 8,740,000 shares issued on April 29, 2009 and ensure your response addresses why you do believe that shares issued for cash to third-party investors within five days of such issuance should not be considered when determining the fair value of the founders stock. We refer you to the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

8.   Your disclosures on page II-2 indicate that these shares were issued for "proceeds to us of $8,740." Tell us why you have not reflected the proceeds from this transaction in the statement of cash flows. Also, as previously requested, please provide the journal entries you recorded for the issuance of these shares.

Part II. Information Not Required in the Prospectus

Exhibits, page II-2

Exhibit 5.1

9.   We note your revised language in subparagraph 7 in response to our prior comment 24. Please clarify that the securities being registered for resale will, when sold, be legally issued, fully paid, and non-assessable.

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        As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (206) 493-2777</u>
        Faiyaz Dean, Esq.
        Dean Law Corp.